Recovery Energy, Inc.
1515 Wynkoop Street, Suite 200
Denver, Colorado 80202

August 11, 2010

VIA EDGAR AND FACSIMILE (202) 772-9368

H. Roger Schwall
United States Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C.  20549

Re:	Recovery Energy, Inc. Registration Statement on Form S-1 File No. 333-169070

Dear Mr. Schwall:

On behalf of Recovery Energy, Inc. (the “Company”), I hereby request acceleration of the effective date of the above-referenced registration statement to August 12, 2010 at 5:00 p.m. (Eastern Time), or as soon as practicable thereafter.

In connection with our request for acceleration, we hereby acknowledge the following:

(a) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me.  Thank you.

Very truly yours,

/s/ A. Bradley Gabbard
A. Bradley Gabbard
Chief Financial Officer

cc:     Jeffrey M. Knetsch